SECOND AMENDMENT TO
CERTIFICATE OF DESIGNATIONS

OF

FIXED RATE CUMULATIVE MANDATORILY CONVERTIBLE
PREFERRED STOCK, SERIES G

OF

FIRST BANCORP

First BanCorp, a corporation organized and existing under the laws of the Commonwealth of Puerto Rico (the “Corporation”), in accordance with the provisions of the Puerto Rico General Corporation Law of 1995, as amended, does hereby certify:

On July 16, 2010, the Corporation filed with the Secretary of State for the Commonwealth of Puerto Rico a Certificate of Designations of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series G (the “Original Certificate of Designations”) that created a series of 425,000 shares of Preferred Stock of the Corporation designated as “Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series G” (the “Designated Preferred Stock”). On December 1, 2010, the Corporation filed with the Secretary of State for the Commonwealth of Puerto Rico a First Amendment to Certificate of Designations (the Original Certificate of Designations, as amended by the First Amendment, being the “Certificate of Designations”). The board of directors of the Corporation (the “Board of Directors”), in accordance with the Restated Articles of Incorporation, as amended, and the Amended and Restated Bylaws of the Corporation and applicable law, adopted the following resolution on March 29, 2011, amending the terms and conditions applicable to the Designated Preferred Stock.

RESOLVED, that Section 7(a) of the Certificate of Designations is hereby deleted in its entirety and replaced with the following:

(a) Conversion at the Option of the Corporation. Subject to Section 7(b), the Corporation shall have the right, at its option to convert, at any time and from time to time, all or any portion of the Designated Preferred Stock (but in no event less than one share of the Designated Preferred Stock), at any time prior to the date that is fifteen (15) months following the date of the Exchange Agreement (“Early Conversion”), into a number of Shares equal to the product of the then-applicable Conversion Rate and the number of shares of Designated Preferred Stock selected for conversion; provided, however, notwithstanding anything in this Certificate of Designations to the contrary, holders of Designated Preferred Stock shall not be entitled to convert shares of Designated Preferred Stock until the converting holder has first received any applicable Regulatory Approvals. In addition to the number of Shares issuable upon Early Conversion, the holders of shares of Designated Preferred Stock subject to Early Conversion shall have the right to receive (in cash or             shares of Common Stock at the option of the Corporation in accordance with Section 6(e)) any accrued and unpaid dividends on such shares to, but excluding, the Early Conversion Date (including, if applicable, as provided in Section 3(a) above, dividends on such amount), regardless of whether any dividends are actually declared.

[Remainder of Page Intentionally Left Blank]IN WITNESS WHEREOF, First BanCorp has caused this Second Amendment to Certificate of Designations to be signed by Lawrence Odell, its EVP and General Counsel, this 12th day of April, 2011.

FIRST BANCORP
By:	/s/ Lawrence Odell

Name: Lawrence Odell Title: EVP and General Counsel